Exhibit 99.135

Torque Esports’ All-Star Series to continue live on ESPN and ESPN2

●	All-Star Series continues with live ESPN telecast for season two
●	New championships launched for professional drivers, legends and sim racers
●	Leading manufacturers sign up for The Race All-Star Series powered by ROKiT Phones

MIAMI, FL (Friday, May 1, 2020) – Torque Esports’ (TSXV: GAME) (OTCQB: MLLLF) has renewed its agreement for ESPN to continue telecasting the groundbreaking The Race All-Star Series powered by ROKiT Phones.

The esports motorsport series was shown on ESPN2 for the first time on April 11 with the Disney (NYSE: DIS)-owned network becoming the first broadcaster to televise the series.

Last week fans saw the final race of the initial three-round series on ESPN2. A new revised five-week championship battle begins this Saturday with separate races for professional real-world drivers, aged 40+ motorsport legends, and the world’s top sim racing drivers.

ESPN has extended the agreement for series two with Saturday’s opening round shown live on ESPN2 and on the ESPN app.

“Our telecasts on ESPN have been very well received by the fans and given sim racing access to a massive audience in the USA,” Torque Esports President and CEO, Darren Cox said.

“Our series features major stars from Formula 1, INDYCAR, Formula E, sports cars and more as well as some of the fastest sim racers in the world.

“The real fan favorite has been the Legends Trophy racers - many of these incredible racers are well known to ESPN fans for their success in Formula 1 or at the Indy 500, and now they are putting on an incredible show for the fans.”

The new championship format for season two of The Race All-Star Series powered by ROKiT Phones will include qualifying, an initial race, and reverse grid final for all three divisions - pro racers, legends, and sim masters.

“We are excited to extend our agreement with Torque Esports to air more innovative and unique content with The Race All-Star Series,” said Burke Magnus, evp of programming acquisitions and scheduling at ESPN.

“Delivering premium racing and featuring some of the top professional and sim racing drivers in the business helps both ESPN and Torque Esports serve two extensive, diverse fanbases.”

In an added boost for the ESPN telecast – Mercedes-Benz-AMG Petronas Esports, Aston Martin, BMW, Williams Esports, and ROKiT Venturi Racing will all enter two-car teams in the Pro Cup championship, which runs as part of the All-Star Series.

The Legends Trophy competition will again feature leading stars from the world of Formula 1, INDYCAR, the World Rally Championship and the 24 Hours of Le Mans.

Entrants will include Formula 1 World Champions Jenson Button and Emerson Fittipaldi; Indy 500 winners Dario Franchitti, Helio Castroneves, Juan Pablo Montoya, Gil de Ferran, and Tony Kanaan; World Rally Champion Petter Solberg and 24 Hours of Le Mans winners Emanuele Pirro, David Brabham, Jan Magnussen, and Darren Turner.

Saturday’s race and ESPN2 telecast will begin at 12:00 noon ET.

About Torque Esports

Torque focuses on three areas - esports data provision, esport tournament hosting and esports racing.

Torque aims to revolutionize esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK). With the proposed acquisition of simulator company AiS – Torque offers gamers everything from free-to-play mobile games to the highest end simulators.

Building on the leading position of Stream Hatchet, a wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. Its tournament organizing arm, UMG, has recently added a digital tournament platform to its portfolio of assets in its ever-growing ecosystem.

For more information, visit www.torqueesport.com.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Torque to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking statements and information address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties are included in reports on file with applicable securities regulatory authorities.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Torque does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.

For Further Information

Torque Esports:

Paul Ryan, paul.ryan@torqueesport.com, 678-644-0404

Darren Cox, CEO darrencox@torqueesport.com

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